UNITED STATES						OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144/A						OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response . . 4.47
NOTICE OF PROPOSED SALE OF SECURITIES						SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Fording Canadian Coal Trust			(b) IRS IDENT. NO. 000000000	(c) S.E.C. FILE NO. 001-15230	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE					(e) TELEPHONE NO.
205 – 9 th Avenue S.E., Suite 1000, Calgary, Alberta T2G OR4					(403) 260-9878
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Golden Apple Income Inc.	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER 20.6% Stockholder	(d) ADDRESS STREET CITY STATE ZIP CODE 5650 Yonge St. Toronto, Ontario M2M 4H5

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S Identification Number and the S.E.C File Numbe r .

3 (a)		SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Trust Units	RBC Capital Markets Corporation Royal Bank Plaza, 2nd Floor P.O. Box 50 Toronto, ON M5J 2W7 Scotia Capital Inc. Scotia Plaza, 40 King St. West, 65th Floor, P.O. Box 4085, Station A, Toronto, ON M5H 1H1	540,000*	$47,876,400 based on 6/2/2005 Closing Price of $88.66 (NYSE)	48,990,890	6/7/2005	NYSE TSE

* or the equivalent number of units based on the ratio of the subdivision should there be a subdivision of units as described in the Notice of Annual and Special Meeting of Unitholders, Management Information Circular and Notice of Petition of Fording Canadian Coal Trust dated April 2, 2005.

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer's I.R.S. Identification Number

(c) Issuer's S.E.C. file number, if any

(d) Issuer's address, including zip code

(e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b) Such person's I.R.S. identification number, if such person is an entity

(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Trust Units	3/7/2003	Private Transaction	Ontario Teachers' Pension Plan Board ("OTPP") acquired securities of Fording Inc. in 2001 pursuant to Canadian Pacific Limited's ("CPL") Plan of Arrangement where, among other things, each shareholder of CPL received 0.166 shares of Fording Inc.	250,260	3/7/2003	Capital Contribution
Trust Units	2/28/2003	Purchase of Subscription Units	Fording Canadian Coal Trust	289,740	2/28/03	Cash

INSTRUCTIONS :	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Sellers	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Golden Apple Income Inc.	Trust Units	04/04/2005	368,900	$ 40,785,041.61 CAD
		04/05/2005	381,100	$ 43,550,279.00 CAD
		05/05/2005 05/05/2005	34,000 78,200	$ 3,910,917.00 CAD $ 7,195,858.00 USD
		05/06/2005 05/06/2005	3,200 60,000	$ 363,484.00 CAD $ 5,419,808.00 USD
		05/09/2005 05/09/2005	7,400 45,100	$ 829,844.00 CAD $ 4,077,970.00 USD
		05/10/2005 05/10/2005	3,900 31,000	$ 430,214.00 CAD $ 2,780,969.00 USD
		05/11/2005 05/11/2005	44,800 37,100	$ 4,932,787.00 CAD $ 3,277,837.56 USD
		05/12/2005 05/12/2005	30,000 57,400	$ 3,209,233.16 CAD $ 4,913,987.00 USD
		05/13/2005 05/13/2005	37,900 80,000	$ 3,864,548.00 CAD $ 6,444,418.00 USD

REMARKS: This amends the Form 144 filed on June 7, 2005 to include an additional broker.

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

Golden Apple Income Inc.,
June 9, 2005
________________________________________________________________________________ DATE OF NOTICE	/s/ Roger Barton _____________________________ By: Roger Barton Director and Secretary

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

End of Filing